UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-CR

CURRENT REPORT

MONEY MARKET FUND MATERIAL EVENTS

Field Description	Response
Part A: General information
Item A.1 Report for [mm/dd/yyyy].	07/02/2018
Item A.2 CIK Number of registrant.	0000063068
Item A.3 EDGAR Series Identifier.	S000002435
Item A.4 Securities Act File Number.	811-2594
Item A.5 Provide the name, e-mail address, and telephone number of the person authorized to receive information and respond to questions about this Form N-CR.	Kino Clark, kclark@mfs.com, 617-954-5000

Part B: Default or event of insolvency of portfolio security issuer	Not Applicable

Part C: Provision of financial support to fund
If an affiliated person, promoter, or principal underwriter of the fund, or an affiliated person of such a person, provides any form of financial support to the fund (including any (i) capital contribution, (ii) purchase of a security from the fund in reliance on § 270.17a-9, (iii) purchase of any defaulted or devalued security at par, (iv) execution of letter of credit or letter of indemnity, (v) capital support agreement (whether or not the fund ultimately received support), (vi) performance guarantee, or (vii) any other similar action reasonably intended to increase or stabilize the value or liquidity of the fund’s portfolio; excluding, however, any (i) routine waiver of fees or reimbursement of fund expenses, (ii) routine inter-fund lending (iii) routine inter-fund purchases of fund shares, or (iv) any action that would qualify as financial support as defined above, that the board of directors has otherwise determined not to be reasonably intended to increase or stabilize the value or liquidity of the fund’s portfolio), disclose the following information:
Item C.1 Description of nature of support.	Capital contribution
Item C.2 Person providing support.	Massachusetts Financial Services Company
Item C.3 Brief description of relationship between the person providing support and the fund.	Massachusetts Financial Services Company is the investment adviser to MFS U.S. Government Money Market Fund
Item C.4 Date support provided.	July 2, 2018
Item C.5 Amount of support.	$582,494
Item C.6 Security supported (if applicable). Disclose the name of the issuer, the title of the issue (including coupon or yield, if applicable) and at least two identifiers, if available (e.g., CUSIP, ISIN, CIK, LEI).	Not Applicable
Item C.7 Value of security supported on date support was initiated (if applicable).	Not Applicable
Item C.8 Brief description of reason for support.	The capital contribution was made by Massachusetts Financial Services Company to offset historical realized capital losses incurred by the Fund prior to January 1, 2010. Massachusetts Financial Services Company did not receive any Fund shares in exchange for the contribution, and has no claim on the Fund’s assets with respect to the contribution.
Item C.9 Term of support.	One-time contribution
Item C.10 Brief description of any contractual restrictions relating to support.	Not Applicable

Part D: Deviation between current net asset value per share and intended stable price per share
If a retail money market fund’s or a government money market fund’s current net asset value per share (rounded to the fourth decimal place in the case of a fund with a $1.00 share price, or an equivalent level of accuracy for funds with a different share price) deviates downward from its intended stable price per share by more than 1⁄4 of 1 percent, disclose:	Not Applicable

Part E: Imposition of liquidity fee
If a fund (except a government money market fund that is relying on the exemption in rule 2a-7(c)(2)(iii)): (i) at the end of a business day, has invested less than ten percent of its total assets in weekly liquid assets or (ii) has invested less than thirty percent of its total assets in weekly liquid assets and imposes a liquidity fee pursuant to rule 2a-7(c)(2)(i) or (ii), disclose the following information:	Not Applicable

Part F: Suspension of fund redemptions If a fund suspends redemptions pursuant to rule 2a-7(c)(2)(i), disclose the following information	Not Applicable

Part G: Removal of liquidity fees and/or resumption of fund redemptions
If a fund that has imposed a liquidity fee and/or suspended the fund’s redemptions pursuant to rule 2a-7(c)(2) determines to remove such fee and/or resume fund redemptions, disclose the following, as applicable	Not Applicable

Part H: Optional disclosure If a fund chooses, at its option, to disclose any other events or information not otherwise required by this form, it may do so under this Item H.1.	Not Applicable
Item H.1 Optional disclosure.	Not Applicable

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

(Registrant)	MFS SERIES TRUST IV
Date: July 2, 2018

By (Signature and Title)*	/s/ KINO P. CLARK
Kino P. Clark, Assistant Treasurer